PRESS RELEASE

For Immediate Release 31 October 2005 Contact: Shareholder Inquiries: 800.343.2898 Media Inquiries Laura Fay 617.210.3867 LFay@EvergreenInvestments.com	Dan Flaherty 617.210.3887 dflaherty@evergreeninvestments.com

EVERGREEN UTILITIES AND HIGH INCOME FUND ANNOUNCES FINAL RESULTS OF TENDER OFFER

BOSTON – Evergreen Utilities and High Income Fund (AMEX:ERH), a closed-end equity and high yield bond fund, announced today the final results of its tender offer for up to 5% or 493,205, in the aggregate, of its issued and outstanding common shares, which expired on October 27, 2005. The Fund has accepted, after adjusting for fractional shares in accordance with the terms of the offer, 493,205 shares for payment on November 1, 2005 at a price of $23.90 per share, which was the net asset value per share determined as of the close of the New York Stock Exchange on October 28, 2005. These shares represent 5% of the Fund’s outstanding common shares.

A total of 4,294,910 shares were properly tendered and not withdrawn by October 27, 2005, the final date for withdrawals. In accordance with the terms of the tender offer, the Fund is purchasing shares on a pro rata basis from all tendering shareholders. The Fund is purchasing an aggregate of 493,205 shares. Accordingly, on a pro rata basis, 11.484% of the shares tendered by each shareholder who properly tendered shares have been accepted for payment.

Evergreen Utilities and High Income Fund is a non-diversified closed-end equity and high yield bond fund. The Fund’s investment objective is to seek a high level of current income and moderate capital growth, with an emphasis on providing tax-advantaged dividend income. Evergreen Investment Management Company, LLC is the Fund’s investment advisor.

Investments in the Fund involve risk. Additional risks are associated with investing in utility and below investment grade securities, such as risk that concentrating investments in one single sector could increase volatility of your investment and risk that below investment grade investment is more prone to default or decline in market value.

Please contact Computershare Shareholder Services, Inc., the Fund's information agent, at 888-396-7866 for more information.

About Evergreen Investments

Evergreen Investments is the brand name under which Wachovia Corporation (NYSE:WB) conducts its investment management business and is a leading asset management firm serving more than four million individual and institutional investors through a broad range of investment products. Led by 400 investment professionals, Evergreen Investments strives to meet client investment objectives through disciplined, team-based asset management. Evergreen Investments manages more than $252 billion in assets (as of September 30, 2005). For more information on Evergreen, please visit www.evergreeninvestments.com.

2